CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

May 26, 2017

VIA EDGAR

Ms. Alison T. White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC

(File Nos. 333-216923 and 811-21061)

Aetos Capital Distressed Investment Strategies Fund, LLC

(File Nos. 333-216924 and 811-21059)

Aetos Capital Long/Short Strategies Fund, LLC

(File Nos. 333-216925 and 811-21058)

(collectively, the “Funds”)

Dear Ms. White:

On behalf of the Funds and per our discussions, we kindly request acceleration of the effective date of the pre-effective amendments to the Funds’ Registration Statements on Form N-2, which were filed on May 16, 2017, by no later than 10 a.m. on June 1, 2017.

If you have any questions concerning the foregoing, please call me at (212) 878-3263.

Best Regards,

/s/ Margaret H. Mo
Margaret H. Mo

cc: Harold Schaaff
Reid Conway
Leonard B. Mackey, Jr.
Clifford R. Cone